Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-159311

MSCI Inc. Announces Public Offering of 3.3 million Shares of its Common Stock

New York – November 5, 2009 – MSCI Inc. (NYSE: MXB) announced today that it is commencing a registered public offering of 3.3 million shares of its class A common stock, par value $0.01 per share.  MSCI Inc. also expects to grant the underwriters an option to purchase up to 495,000 additional shares of class A common stock to cover over-allotments. The offering is being made in conjunction with MSCI’s inclusion in the S&P MidCap 400 Index after the market closes on November 5, 2009.

Net proceeds from the offering are expected to be used for general corporate purposes, which may include the funding of strategic acquisitions or the repayment of a portion of MSCI’s credit facility.

Morgan Stanley is serving as sole book-running manager for the offering.

MSCI has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSCI has filed with the SEC for more complete information about MSCI and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. Incorporated at (866) 718-1649

About MSCI Inc.

MSCI Inc. is a leading provider of investment decision support tools to investment institutions worldwide. MSCI Inc. products include indices and portfolio risk and performance analytics for use in managing equity, fixed income and multi-asset class portfolios.

The company’s flagship products are the MSCI International Equity Indices, which include over 120,000 indices calculated daily across more than 70 countries, and the Barra risk models and portfolio analytics, which cover 56 equity and 46 fixed income markets. MSCI Inc. is headquartered in New York, with research and commercial offices around the world.  MXB#IR

MSCI Inc. Contact:
Lisa Monaco, 1 866 447 7874